15045940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-53617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite 4070
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James McCann (914) 588-8965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/19/15

OATH OR AFFIRMATION

I, James McCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Financial Services LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me by James McCann

Signature

Principal
Title

ROBIN GUBIN
Notary Public - State of New York
NO. 01GU4840815
Qualified in Westchester County
My Commission Expires 5/31/17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A Review Report regarding included Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weston Financial Services LLC

Contents

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Weston Financial Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of Weston Financial Services, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Weston Financial Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Weston Financial Services, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Weston Financial Services LLC

Statement of Financial Condition

December 31, 2014

ASSETS:	
Cash	$ 170,900
Fees receivable	254,400
Prepaid expenses	9,065
Total Assets	$ 434,365
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES:	
Accrued expenses	$ 113,864
Commissions payable	37,820
Subordinated loan	75,000
Total Liabilities	226,684
MEMBERS' EQUITY	207,681
Total Liabilities and Members' Equity	$ 434,365

See accompanying notes to financial statements.

1. Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in selling limited partnerships in primary distributions, private placement of securities and financial advisory services.

The majority owner has represented it will make capital contributions to the Company, as necessary, to ensure the continued operations of the Company through December 31, 2015.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(i).

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in United States (U.S.) dollars in accordance with accounting principles generally accepted in the United States of America.

Cash
The Company maintains its cash balances at one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Fee Income, Expenses and Revenue Recognition
The Company provides referral services to Weston Capital Management LLC ("WCM") and Weston Capital Asset Management LLC ("WCAM") (collectively the "Affiliates") which entitles the Company to receive a marketing fee which is a percentage of the management and incentive fees received by the Affiliates from the investment funds referred. The Company recognizes fee income when it is earned, unless there is substantial doubt about the Company's ability to collect those fees. Where there is substantial doubt about the Company's ability to collect fee income, the Company recognizes the fee income when received.

The Company will only recognize potential fees earned on incentive fees when received due to the fact that they cannot reasonably estimate these fees. Historic receipts from the underlying managers are subject to audit adjustments due to the liquidity concerns and valuations of the underlying managers. Final determination of any fees earned by the Company will occur subsequent to December 31, 2014

For the year ended December 31, 2014, the fee income earned by the Company amounted to $850,000 of which $212,500 has not been received as of December 31, 2014 and therefore is included in Fees receivable in the accompanying statement of financial condition. A portion of the fee income earned has been designated to cover Weston Capital Partners Master Fund II Ltd., Weston Capital Partners Fund II LLC and Weston Capital Partners Fund II Ltd. (together, the "Funds") obligations. The total amount paid to cover the Funds obligations during the year ended December 31, 2014 was $315,000 and is included in the statement of operations under "Fund obligations".

2. Significant Accounting Policies, continued

Fee Income, Expenses and Revenue Recognition, continued

Registered representatives of the Company have individual consulting agreements with the Affiliates and as a result of these agreements are entitled to a flat fee, plus a percentage of the management and incentive fees received by the Affiliates from the investment funds referred. These fees are paid to the Company and then paid to the registered representatives as commissions. The total amounts earned under this agreement during the year ended December 31, 2014 was $815,974 of which $41,900 has not been received as of December 31, 2014 as is included in Fees receivable in the accompanying statement of financial condition.

The Company also markets nonaffiliated funds. For the year ended December 31, 2014, marketing fees earned by the Company from nonaffiliated funds, which has been included in fee income amounted to $10,374.

Commissions and fees due to registered representatives of the Company under these agreements for the year ended December 31, 2014 were $775,171 of which $37,820 is payable at December 31, 2014.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

No income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income in their individual income tax returns. The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. Each of the Company's Federal tax returns filed in the 3-year period ended December 31, 2012 remains subject to examination by the Internal Revenue Service. As of December 31, 2014, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Related Party Transactions

Subordinated Loan
On December 19, 2014, the Company received a subordinated loan from a member of the Company in the amount of $75,000. The loan matures on December 19, 2017. Interest is payable quarterly at a rate of 10% per annum from the date of the loan. No interest has been paid on the subordinated loan through December 31, 2014. The first interest payment is due in March 2015.

Expense Sharing Agreement
The Company maintained an Expense Agreement ("Agreement") with WCM. WCM provided the Company with certain administrative services for which the Company is allocated a proportional cost. This agreement ended August 31, 2014. For the year ended December 31, 2014, the Company was allocated the following expenses from WCM:

Compensation and related expenses	$136,742
Professional fees	35,000
TOTAL	$171,742

4. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2014, the Company had net capital of $57,036 which was $46,924 in excess of its required net capital of $10,112. The Company's aggregate indebtedness to net capital ratio was 2.66 to 1 at December 31, 2014.

5. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 26, 2015, the date the financial statements were available to be issued. There were no material events that required disclosure.